Exhibit 99.6

Industry Canada Canada Business Corporation Act	Industrie Canada Loi canadienne sur les sociétés par actions	FORM 11 ARTICLES OF CONTINUANCE (SECTION 187)	FORMULAIRE 11 CLAUSES DE PROROGATION (ARTICLE 187)
1 -- Name of the Corporation The Descartes Systems Group Inc.		Denomination sociale de is société	2 -- Taxation Year End Fin de l’année d’imposition
			M 0 1	D 3 1
3 -- The province or territory in Canada where the registered office is to be situated Ontario		La province ou le territoire au Canada où se situera le siége social
4 -- The classes and the maximum number of shares that the corporation is authorized to issue		Catégories et le nombre maximal d’actions que la société est autorisée a émettre

The Corporation is authorized to issue an unlimited number of shares of one class designated as common shares.

5 -- Restrictions, if any, on share transfers None	Restrictions sur ie transfert des actions, s’li y a lieu
6 -- Number (or minimum and maximum number) of directors Minimum: 3, Maximum: 15	Nombre (ou nombre minimal et maximal) d’administrateurs
7 -- Restrictions, if any, on business the corporation may carry on None	Limites imposées à l’activité commerciale de la société, s’il y a lieu
8 -- (1) If change of name effected, previous name N/A (2) Details of incorporation	(1) S’il y a changement de dénomination sociale, indiquer la dénoniination sociale antérieure (2) Détails de la constitution

The Corporation was formed by Certificate and Articles of Amalgamation under the laws of Ontario on January 26, 1999.

9 -- Other provisions, if any	Autres dispositions, sil y a lieu

Authorization to Appoint Additional Directors:

The directors may, within the maximum number permitted by the articles, appoint one or more additional directors, who shall hold office for a expiring not later than the close of the next annual meeting of the shareholders, but total number of directors so appointed may not exceed one third of the number of directors elected at the previous annual meeting of shareholders.

Signature	Printed Name - Nom en lettres moulées	10 -- Capacity of - En qualité	11 -- Tel. No. - No de tél
/s/J. Scott Pagan	J. Scott Pagan	General Counsel & Corporate Secretary	(519) 746-8110

4374941

Canada